FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Provides Consulting Services for Two Strategic Communication and Infrastructure Projects for the Tel Aviv-Yafo Municipality

PRESS RELEASE

Magic Provides Consulting Services for Two Strategic Communication and Infrastructure Projects for the Tel Aviv-Yafo Municipality

Or Yehuda, Israel, April 9, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has provided consulting services for two strategic communication and infrastructure projects for the Tel Aviv-Yafo Municipality through its Comm-IT subsidiary.

The two complex projects included the architecture design and testing for an optical fiber broadband network ("Metro" project) and the design of the tender for a city-wide wireless internet project. Intended to save communication and infrastructure costs, the Metro network will support thousands of phone lines and security cameras around the city, serving various municipal systems and act as the infrastructure for future systems.

The wireless project will enable Tel Aviv residents and visitors to surf the web and get wireless access through 150 access points distributed along 80 sites around the city, including parks and main streets. Comm-IT audited the city’s existing infrastructure and defined technical, commercial and maintenance aspects to maximize value to residents while minimizing costs.

"It’s exciting to work for a forward-thinking municipality like Tel Aviv–Yafo that takes advantage of advanced technology to provide its residents and visitors with high quality infrastructure that can also reduce costs. For instance, the Metro project enables the municipality to avoid the costs of digging optic fiber infrastructure and to eliminate monthly payments to traditional communication providers,” said Anatoly Koushnir, CTO at Comm-IT. “Both projects showcase Comm-IT’s ability to execute strategic planning for large, complex infrastructure projects. Our team are experts in translating the requirements and needs of our customers into technological solutions of the highest quality, with full transparency, and in strict compliance with the project’s schedule and budget,” added Koushnir.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ and TASE: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Provides Consulting Services for Two Strategic Communication and Infrastructure Projects for the Tel Aviv-Yafo Municipality

Exhibit 10.1